Securities and Exchange Commission
                             Washington, D.C. 20549
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                                In the Matter of

                                BEXIL CORPORATION

                                11 Hanover Square
                             New York, NY 10005-3452

                                  File No. 811-
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                     Application Pursuant to Section 8(f) of
            The Investment Company Act of 1940 for an Order Declaring
              That Applicant has Ceased to be an Investment Company


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                    Communications regarding this Application
                             should be addressed to:


                            Stephanie A. Djinis, Esq.
                       Law Offices of Stephanie A. Djinis
                              1749 Old Meadow Road
                                    Suite 310
                                McLean, VA 22102
                                 (703) 873-0885

I.      NATURE OF RELIEF SOUGHT BY APPLICANT

        Bexil Corporation ("Applicant") seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the "Act"), declaring that Applicant has ceased to be an investment company, because it is no longer an "investment company" within the meaning of Section 3(a) of the Act.

II.     BACKGROUND


        From 1986 through 1996, Applicant's predecessor operated as a diversified series of shares of Bull & Bear Funds II, Inc., an open-end management investment company organized in 1974. Applicant was incorporated under the laws of the State of Maryland as "Bull & Bear U.S. Government Securities Fund, Inc." on August 30, 1996. On September 27, 1996 Applicant registered as a separate investment company with the Securities and Exchange Commission ("Commission") by filing a Form N-8A and Form N-2 and on October 4, 1996 its predecessor transferred its assets and liabilities at net asset value to the Applicant in exchange for the same number and aggregate net asset value of voting common stock in the Applicant as the number and aggregate net asset value of the shares held by the predecessor's shareholders. Thus, since 1986, Applicant (including its predecessor) has been regulated by the Act, and the rules and regulations promulgated thereunder, and by the Applicant's fundamental investment policies contained in its registration statement filed pursuant to the Act. Applicant changed its name to Bexil Corporation on August 26, 1999.

        Applicant has timely filed annual reports with the Commission and mailed the same to its stockholders. Applicant is a corporation in good standing under the laws of the State of Maryland.

        Applicant is currently authorized to issue ten million (10,000,000) shares of common stock. Approximately 844,098 shares of common stock are presently outstanding. These shares are listed on the American Stock Exchange and are held by approximately 825 beneficial owners.

III.    ACTION REGARDING DEREGISTRATION

A.      Stockholder Approvals

        On November 28, 2000, Applicant's stockholders were asked to approve a proposal to change the nature of Applicant's business so as to cease to be an investment company pursuant to Section 13(a)(4) of the Act. In the proxy materials disseminated prior to the November 28, 2000 meeting, stockholders were informed that, should they vote to change the nature of Applicant's business so as to cease to be an investment company: (i) Applicant intended to operate businesses directly or through companies in which it held a majority or otherwise controlling interest; and (ii) as soon as it became eligible to do so, based upon the nature of its business, Applicant intended to apply for an order from the Commission finding and declaring that it had ceased to be an investment company (2000 Proxy Materials at p. 6, attached as Exhibit A).

Regarding the transition of Applicant from an investment to an operating company, the stockholders were further advised:

                If the stockholders authorize changing the nature of the [Applicant's] business so that it may cease to be an investment company, [CEF Advisers, Inc. ("CEF")], the [Applicant's] investment manager, anticipates taking steps to effect such change. Although CEF does not have any specific program of purchases or sales or other activities yet identified, it is willing to conduct a business review, development, and acquisition program for operating businesses, which may include privately owned companies and start-ups, to be undertaken directly or through companies in which the [Applicant] has a majority or other controlling interest. As noted below, the [Applicant] expects to concentrate its investments in the technology, manufacturing and/or services industries. Management expects to seek earnings for the [Applicant] primarily from the conduct of these businesses, although the realization of gains from the sale of a business interest may also offer attractive potential from time to time. The proposal would permit the [Applicant] to participate more directly and extensively in the management of its controlled companies. Further, it is expected that the [Applicant] will continue investing in investment securities, although the scope of such investing would be intended to be consistent with the exclusion of the [Applicant] from the definition of investment company under the [Act]. The Company may continue to keep funds invested in U.S. government securities or investment securities. There can be no assurance, however, that as an operating company the [Applicant] will be successful in seeking earnings or realizing gains or that the [Applicant's] participation in management of its operating business will be beneficial.
(2000 Proxy Materials at p. 7).

Approval of this proposal required the affirmative vote of the holders of the lesser of (i) 67% of the Applicant's outstanding voting securities present at the stockholders' meeting, if the holders of more than 50% of the Applicant's outstanding voting securities were present in person or by proxy, or (ii) more than 50% of the Applicant's outstanding voting securities. At the record date for the stockholders' meeting, the Applicant had outstanding 797,829.86 shares of common stock. Present at the meeting were 630,711 shares, all represented by proxies. The proposal to change the nature of Applicant's business so as to cease to be an investment company was approved by a vote of 408,166 shares in favor, 88,838 shares against, 10,825 shares abstaining, and 122,882 shares not voted.

        In connection with the proposal to change the nature of the Applicant's business so as to cease to be an investment company, the stockholders were also asked to approve an amendment to the Applicant's fundamental investment policy regarding concentration. In particular, the stockholders were informed that the Applicant's then-current policy regarding concentration prohibited the Applicant from purchasing a security (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result, 25% or more of the value of the Applicant's total assets would be invested in the securities of issuers in a single industry. In connection with the proposal to amend this fundamental restriction, stockholders were advised:

                This restriction may prohibit the [Applicant] from effecting its goal of converting from an investment company to an operating company as described in ... this Proxy Statement. Stockholders therefore are being asked to approve a change to ... permit the [Applicant] to concentrate its investments in the technology, manufacturing and/or services industries. The [Applicant's] concentration policy would ... be amended to read as follows:
                "The [Applicant] may invest more than 25% of the value of its total assets in the securities of issuers in the technology, manufacturing and/or services industries." This would allow the [Applicant] the ability to concentrate its assets in companies in one or more of these industries.
(2000 Proxy Materials at p. 10).

        Approval of this proposal to amend Applicant's fundamental investment limitation regarding concentration required the affirmative vote of the holders of the lesser of (i) 67% of the Applicant's outstanding voting securities present at the stockholders' meeting, if the holders of more than 50% of the Applicant's outstanding voting securities were present in person or by proxy, or
(ii) more than 50% of the Applicant's outstanding voting securities. At the record date for the stockholders' meeting, the Applicant had outstanding 797,829.86 shares of common stock. Present at the meeting were 630,711 shares, all represented by proxies. This proposal was approved by a vote of 404,276 shares in favor, 83,719 shares against, 19,834 shares abstaining and 122,882 shares not voted.

        In addition, at that same meeting, stockholders were asked to approve certain minor amendments to the Applicant's charter, in order to eliminate references to the Act, in connection with the proposal to convert from an investment company to an operating company. Stockholders were informed that, if approved, such amendments to Applicant's charter would be filed with the Maryland State Department of Assessments and Taxation and made effective on or after the date an order is obtained under Section 8(f) of the Act, declaring that the Company has ceased to be an investment company. Shareholders approved each amendment.

B.      Board Action

        The Applicant's current investment objective is to seek to provide stockholders with an attractive rate of total return from capital appreciation and income. In order to grant the Applicant the flexibility to pursue certain opportunities related to the stockholder-approved conversion to an operating company, on December 12, 2001, Applicant's Board of Directors amended a number of the Applicant's non-fundamental investment policies. In particular, the Board eliminated the Applicant's policy to invest at least 50% of its total assets in U.S. Government securities, obligations of U.S. Government agencies or instrumentalities and money market instruments. The Board also eliminated the Applicant's policy that required the Applicant to invest the remainder of its total assets primarily in equity and other securities of selected growth companies that, in the investment manager's opinion, will grow faster than the economy as a whole, and companies that invest or deal in natural resources or commodities, based on its analysis of issuer fundamentals, technical and economic trends, and other factors. In addition, the Board adopted a policy providing that the Applicant will seek to achieve its investment objective by investment in operating businesses and/or investment securities, as the officers of the Applicant deem appropriate, consistent with the stockholder-approved mandate to transition the Applicant from an investment company to an operating company. At the meeting, the Board further determined to eliminate any remaining non-fundamental policies inconsistent with this new policy. Finally, on March 6, 2002, the Board of Directors adopted a policy providing that the Applicant will seek to achieve its investment objective by investment in operating businesses, U.S. Government securities, cash and/or cash equivalents, as the officers of the Applicant deem appropriate, in order to transition to an operating company.

C.      York Purchase

        On January 18, 2002, Applicant paid $3 million in cash for 50% of the outstanding voting stock of York Insurance Services Group, Inc. ("York"), a newly-formed Delaware corporation. On that same date, York purchased all of the outstanding stock of certain subsidiaries of AIG Insurance Services, Inc., a Delaware corporation ("AIGIS") pursuant to the Stock Purchase Agreement dated as of January 18, 2002 by and between AIGIS and York. Since the 1930's, these subsidiaries have served as independent adjustment companies and third party administrators providing claims, data, and risk related services to insurers, insureds, and intermediaries located throughout the United States. These services currently also include property and casualty, workers' compensation, surveillance, transportation, environmental, construction, inland and ocean marine, and litigation management. York has represented to Applicant that revenue of these subsidiaries in each of the last two fiscal years has been approximately $25 million, with net income of approximately $1.2 million in 2001 and $2 million in 2000.

        As of March 14, 2002, Applicant had approximately $9,237,000 in net assets. Applicant's ownership interest in York currently represents approximately 32.5% of Applicant's net assets. The York ownership structure reflects Applicant's current business plan to conduct operations directly or through majority or wholly-owned subsidiaries. In particular, the Applicant is focusing on service industry businesses and low tech, niche, manufacturing businesses.

D.      Liquidation of Investment Securities

        As of March 14, 2002, Applicant has liquidated substantially all of its portfolio of "investment securities" as defined in the Act (i.e. excluding U.S. Government securities and cash) and approximately 64.6% its assets were represented by U.S. Government securities, cash, or cash equivalents, with the balance primarily consisting of its York interest. The U.S. Government securities, cash, and cash equivalents will be used for working capital, liquidity for other potential corporate acquisitions pursuant to Applicant's business plan, and for general corporate purposes.

E. Nature of the Applicant's Current Assets and Liabilities and Sources of the Applicant's Current Income

        1.      Assets

        The nature of the Applicant's current assets and liabilities and the sources of its current income demonstrate that the Applicant is no longer an investment company. At March 14, 2002, the Applicant's assets and liabilities (unaudited) were as follows:

                                                     As of 3/14/02
                                                  ----------------
                                                         Unaudited
                                                  ----------------
                                                  ----------------

ASSETS:
Investment securities                                    $ 292,500
York Insurance Services Group, Inc.                      3,000,000
U.S. Government securities and cash                      6,041,190
Receivables                                                 16,372
Other assets                                                 1,100
                                                  ----------------
                                                  ----------------
         Total Assets                                    9,351,162
                                                  ----------------
                                                  ----------------

LIABILITIES:
Accounts payable and accrued liabilities                   114,034
                                                  ----------------
Total Liabilities                                          114,034
                                                  ----------------
                                                  ----------------

Net Assets                                              $9,237,128
                                                  ================

        The Applicant's unaudited statement of assets and liabilities, schedule of investments and statement of operations at and for the period ended March 14, 2002 are attached hereto as Exhibit B.

        The Applicant's total assets at March 14, 2002, as reflected above and in Exhibit B, totalled $9,351,162. Applicant's interest in York was valued at cost, or $3,000,000.

        2.      Income

        From the date of closing of the York purchase (January 18, 2002) to March 14, 2002, approximately 63% Applicant's gross income has been derived from assets that are not investment securities as that term is defined in Section 3(a) of the Act, primarily U.S. Government securities. Although approximately 37% of the Applicant's gross income was derived from "investment securities" during that time period, all such investment securities contributing to gross income in this period have been sold. Further, based on the current composition of the Applicant's portfolio of "investment securities," Applicant anticipates that less than 1% of its gross income from March 14, 2002 through the end of the calendar year will be derived from "investment securities."

        The Applicant intends to manage its assets and any future cash earnings in a manner that causes the Applicant to be excluded from the definition of "investment company" under the Act.

F.      Public Representations

        Applicant has made clear to its stockholders and the public its intentions with respect to the change from an investment company to an operating company. For example, the 2000 Proxy Materials, the Applicant's 2000 Annual Report to Stockholders (attached hereto as Exhibit C), the Applicant's June 30, 2001 Semi-Annual Report to Stockholders (attached hereto as Exhibit D), and the Applicant's 2001 Annual Report to Stockholders (attached hereto as Exhibit E) each sets forth these plans.

        In particular, the 2000 Annual Report to Stockholders states that "... the Company now intends to operate businesses directly or through companies in which the Company has a majority or other controlling interest and to seek approval of the SEC for deregistration as an investment company. Company management currently anticipates conducting a business review, development, and acquisition program for operating businesses, which may include privately owned companies and startups, to be undertaken directly or through companies in which the Company has a majority or other controlling interest."

        The June 30, 2001 Semi-Annual Report to Stockholders includes the following statements: "... the Company now intends to operate businesses directly or through companies in which the Company has a majority or other controlling interest and seek approval of the Securities and Exchange Commission for deregistration as an investment company. At the June meeting of the Board of Directors, approval was given to operate with internal management and terminate the investment management agreement with the external manager, CEF Advisers,
Inc. ... Company management is conducting a business review, development, and acquisition program for operating businesses, which may include privately owned companies and start-ups."

        In addition, Applicant's 2001 Annual Report to Stockholders states that, "the Company's objective will be to operate businesses and not to invest solely in investment securities.... The Company anticipates filing in the first half of
2002 ... an application to terminate its registration as an investment company." Moreover, also in that Annual Report the Applicant restated its desire to identify appropriate business acquisitions. In particular, the Annual Report includes the following statements:

                We are approached from time to time about what we like to see in evaluating a potential acquisition. With respect to the size of our investment, we think the cash position should approximate $3-4 million with any additional cost in the form of deferred payments through earn outs and non-recourse debt. Geographically, anywhere is fine but the further away from our offices in New York City, the more we need strong management and controls, etc. in place. Industries we are focusing on include service businesses and low tech, niche, manufacturing businesses. In structuring an acquisition, we like to see an experienced management team interested in sharing the rewards of growth and profitability. Buying a unit of a larger company would be our preferred acquisition. Please contact us if you are aware of a potential acquisition that meets our parameters and the seller is willing to quote a price.

        Finally, various press releases issued by the Applicant reflect the Applicant's intentions to convert to an operating company.

        In July 24, 2000, the Applicant announced the adoption by the Board of Directors of a new investment policy to own through internal development or acquisition majority stakes in new and small businesses (including privately owned companies), adding "Since this new policy may result in Bexil no longer being or holding itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, the Board of Directors has called a special meeting of the shareholders to (i) consider and vote on authorizing Bexil to change the nature of its business so as to cease to be an investment company and (ii) approve certain related matters."

        On November 28, 2000, the Applicant announced stockholders had approved the proposal to change the nature of the Company's business so as to cease to be an investment company. The press release provided that "the Company now intends to operate businesses directly or through companies in which the Company has a majority or other controlling interest and seek approval of the SEC for deregistration as an investment company."

        On December 20, 2001, the Applicant announced the adoption of the new non-fundamental investment policy providing that the Company will seek "to achieve its investment objective by investment in operating businesses and /or investment securities as the officers of the Company deem appropriate, consistent with the shareholder-approved mandate to transition the Company from a registered investment company to an operating company."

        In its January 18, 2002 press release announcing the acquisition of York, the Applicant noted that "Bexil seeks to operate businesses directly or through companies in which it has a majority or other substantial interest."

G.      Primary Activities of Officers and Directors

        At its June 13, 2001 meeting, Applicant's Board of Directors terminated Applicant's management contract with an outside adviser and authorized Applicant's officers to manage Applicant's business affairs from that point forward. Since that time, Applicant has negotiated and consummated its purchase of York, liquidated substantially all of its portfolio of investment securities, and continued actively to seek to operate businesses directly or through companies in which it has a majority or other substantial interest. Applicant's officers currently spend a relatively minimal amount of the time that they devote to Applicant's business_/1 engaged in managing Applicant's portfolio. Rather, substantially all of management's time is spent on (i) conducting a business review, development, and acquisition program for operating businesses, including privately owned companies and start-ups, and (ii) performing such work as may be necessary to implement the program and thereafter operate the businesses acquired.

--------
1 Applicant's officers also serve as officers of companies other than the Applicant; thus, 100% of their working time is not devoted to Applicant's business.

        The Applicant's Board of Directors has played a vital oversight role in transitioning Applicant to an operating company. At Board meetings since stockholders approved the conversion, the Board has examined different business opportunities on behalf of the Applicant, including the proposed purchase of York ultimately consummated by Applicant in January 2002. In addition, the Board itself generates various ideas for potential business acquisitions that management may seek to pursue.

H.      The Applicant's Decision to Deregister as an Investment Company

        The Applicant believes that ceasing to be registered under the Act will afford it and its stockholders significant benefits, in particular, the potential for greater long-term shareholder value through its York business operations and further expansion into other operating businesses.

        The Board of Directors of the Applicant has determined that it is in the best interests of the Applicant and its stockholders that the Applicant no longer be regulated as an investment company. In resolving that the Applicant should move forward to terminate its registration as an investment company, the Board of Directors considered several factors. In particular, the Board determined that enabling the Applicant to use a large percentage of its assets to own, through internal development or acquisition, majority stakes in new and small businesses (including privately owned companies) could lead to superior results over time and increased returns to stockholders, and could minimize or eliminate the discount to net asset value at which the Applicant's shares typically trade.

        The Applicant believes further that if no longer subject to the bookkeeping, recordkeeping and compliance provisions of the Act, as an operating company it will have greater potential to achieve flexibility and efficiency in operating and expanding its businesses.

I.      Federal Tax Consideration

        As a registered investment company, Applicant has filed its Federal income tax returns on the basis that it qualified to be taxed as a Regulated Investment Company ("RIC"), as that term is defined in the applicable provisions of the Internal Revenue Code, for Applicant's taxable years 1996-2001. Qualification for RIC tax treatment provided the Applicant and its stockholders with certain favorable tax treatment. In particular, Applicant was not taxed at the corporate level on income that it distributed to its stockholders.

        In order to qualify for this favorable RIC tax treatment, Applicant, among other things, must be registered with the Commission as an investment company and must meet certain tests as to the nature of its income. The Applicant does not anticipate complying with RIC requirements in 2002 or in later years. Because Applicant has decided for business reasons to engage in certain business activities which will cause it to no longer be able to satisfy the income tests for RIC qualification and therefore not to qualify for RIC tax treatment, there is no income tax reason for the Applicant to be registered with the Commission as an investment company. Thus, not only will deregistration have no unfavorable tax consequences to Applicant or its stockholders, deregistration will also be consistent with Applicant's ongoing business plan and the tax treatment which will be incident thereto.

IV.     APPLICABLE STATUTORY PROVISIONS

        Applicant is seeking an order terminating its registration as an investment company under the Act, pursuant to section 8(f) thereof. Section 8(f) of the Act provides that "whenever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect." The Applicant qualifies for an order under Section 8(f) because it no longer meets the definition of an investment company under the Act.

        Section 3(a)(1)(A) of the Act defines an investment company as an issuer which "is or holds itself out as being engaged primarily ... in the business of investing, reinvesting or trading in securities."

        Section 3(a)(1)(C) of the Act defines an investment company as an issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

        Section 3(a)(2) provides, in pertinent part, that, "As used in this section, 'investment securities' includes all securities except (A) Government securities, ... and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)."

V.      DISCUSSION

        The Applicant no longer meets the definition of an investment company under the Act and continued registration as an investment company under the Act is no longer necessary to provide sufficient protection to the stockholders of the Applicant.

A.      The Applicant is Not a Section 3(a)(1)(C) Investment Company


        The Company no longer qualifies as an investment company as defined in
Section 3(a)(1)(C) of the Act. To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

        As shown by the Applicant's statement of assets and liabilities at March 14, 2002, the Applicant does not own, and the Applicant represents that it does not propose to acquire, "investment securities" having a value exceeding 40% of the value of its total assets, as calculated for purposes of Section 3(a)(1)(C). A summary of the composition of the Applicant's assets at March 14, 2002 (unaudited) appears below:

                                                      As of 3/14/02
                                                          Unaudited
                                              ---------------------
                                              ---------------------
ASSETS:
Investment securities                                      $292,500
York Insurance Services Group, Inc.                       3,000,000
U.S. Government securities and cash                       6,041,190
Receivables                                                  16,372
Other assets                                                  1,100
                                              ---------------------
                                              ---------------------
    Total assets                                         $9,351,162
                                              ---------------------


        Section 3(a)(2) of the Act states that the term "investment securities" includes "all securities except: ... (C) securities issued by majority-owned subsidiaries of the owner ...." (emphasis added) Section 2(a)(24) of the Act states that the term "majority-owned subsidiary" of a person means "a company 50% or more of the outstanding voting securities of which are owned by such person ...." Since Applicant owns 50% of the outstanding voting securities of
York, such securities do not constitute "investment securities" for purposes of
Section 3(a)(2).

        At March 14, 2002, the Applicant's investment securities, totalling $292,500, represented only 3.1% of the Applicant's total assets. The Applicant's holdings of U.S. Government securities, cash and cash equivalents are anticipated for use as working capital, liquidity for other potential corporate acquisitions pursuant to Applicant's business plan, and for general corporate purposes.

        Because the Applicant's investment securities represent less than 40% of the value of its total assets, and because the Applicant represents that it does not propose to acquire "investment securities" having a value exceeding 40% of the value of its total assets, the Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act.

B.      The Applicant is Not a Section 3(a)(1)(A) Investment Company

        The Applicant is no longer an investment company as defined in Section 3(a)(1)(A) of the Act. The Applicant is no longer primarily engaged in the business of investing and reinvesting in securities and no longer holds itself out as being so engaged. Currently, the Company is engaged in the business of providing claims, data, and risk related services to insurers, insureds, and intermediaries located throughout the United States, as well as conducting a business review, development, and acquisition program for operating businesses, including privately owned companies and start-ups, and performing such work as may be necessary to implement the program and thereafter operate the businesses acquired.

        Whether an issuer is primarily engaged in the business of investing and reinvesting in securities is a question of fact. In analyzing that question, the Commission and the courts have generally referred to the following factors: the issuer's historical development; its public representations of policy; the activity of its officers and directors; the nature of its present assets and the sources of its present income. Those factors were developed primarily in analyses under Section 3(b)(2) of the Act, but are equally applicable to analyses under Section 3(a)(1)(A). Tonopah Mining Company of Nevada, 26 SEC 426
(1947); Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (Nov. 13, 1979), [1979-80] Fed. Sec. L. Rep. (CCH)P. 82,465, n. 24.

        Each of the five factors is discussed in Section III of this Application.

        As discussed above, the Applicant has clearly and consistently indicated to the public and its stockholders its intention to cease being a registered investment company. The Applicant's officers spend substantially all the time that they devote to Applicant's business_/2 on (i) conducting a business review, development, and acquisition program for operating businesses, including privately owned companies and start-ups, and (ii) performing such work as may be necessary to implement the program and thereafter operate the businesses acquired; they spend comparatively little time engaged in investing and reinvesting the Applicant's assets in investment securities. Specifically, the Applicant at this time has only one traditional securities investment, which consists of non-publicly traded shares of Safety Intelligence Systems Corp. Finally, less than 40% of the Applicant's total assets are represented by "investment securities," and based on its current holding, Applicant anticipates that less than 1% of its gross income will be generated from "investment securities."

        The Applicant's activities subsequent to the meeting of its stockholders at which those stockholders approved the Applicant's ceasing to be an investment company demonstrate that it is not engaged primarily in the business of investing, reinvesting or trading in securities. The Applicant has terminated its investment management agreement with its investment adviser and shifted to the internalised management structure traditionally utilized by operating companies, has purchased 50% of the outstanding voting securities of York, and has made additional statements to the public and its stockholders in press releases and annual reports concerning its ceasing to operate as an investment company.

--------
2 As stated earlier, Applicant's officers also serve as officers of companies other than the Applicant; thus, 100% of their working time is not devoted to Applicant's business.

        The Applicant also asserts that it no longer holds itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the Act. For example, in the Applicant's most recent annual report to stockholders for the year ended December 31, 2001, the Applicant states that the Applicant intends to operate businesses and not invest solely in investment securities, and that it anticipates filing this deregistration application in the first half of 2002. In fact, it invites shareholders to refer prospective business opportunities to Applicant's management.

        For the foregoing reasons, the Applicant is no longer an investment company under Section 3(a)(1)(A) of the Act.

C.      Stockholders Will Retain the Protections Afforded by the 1934 Act

        After entry of the order requested by this Application, the Applicant will continue to be a publicly-held company and will continue to be subject to the reporting and other requirements of the Securities Exchange Act of 1934 ("1934 Act"). The Applicant, therefore, believes that its compliance with the requirements of the 1934 Act will provide sufficient protection of its stockholders to make continued registration as an investment company under the Act unnecessary.

VI.     ADDITIONAL REPRESENTATIONS

A. The Applicant does not now and will not in the future operate its business so as to be an investment company required to be registered under the Act.

B. The Applicant does not now and will not in the future hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities.

VII.    CONCLUSION

        The Applicant qualifies for an order of the Commission pursuant to
Section 8(f) of the Act declaring that the Applicant has ceased to be an investment company because the Applicant no longer is nor holds itself out as a company primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities and no longer owns investment securities which have a value exceeding 40% of its total assets.

VIII.   AUTHORITY TO FILE THIS APPLICATION

        Pursuant to Rule 0-2(c) under the Act, the Applicant states that its Board of Directors, by resolution duly adopted and attached hereto as Exhibit F, has authorized certain officers of the Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

        The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit G. All other requirements for the execution and filing of this Application in the name of, and on behalf of, the Applicant by the undersigned officer of the Applicant have been complied with and such officer is fully authorized to do so.

        Pursuant to Rule 0-2(f) under the Act, the Applicant states that its address is 11 Hanover Square, New York, NY 10005-3452, and the Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to Stephanie Djinis, Law Offices of Stephanie A. Djinis, 1749 Old Meadow Road, Suite 310, McLean, VA 22102, (703) 873-0885.

        It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

        The proposed notice of the filing of this Application required by Rule 0-2(g) under the Act is attached hereto as Exhibit H and incorporated herein by reference.

        The Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.


                                        BEXIL CORPORATION


                                        By: /s/ Thomas Winmill
                                            ------------------
                                                Thomas Winmill
                                                President

Dated: April 8, 2002

                                INDEX OF EXHIBITS


----------- --------------------------------------------------------------------
Exhibit A   Applicant's 2000 Proxy Statement to Stockholders

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
Exhibit B   Unaudited Statement of Applicant's Assets and Liabilities, Schedule
            of Investments and Statement of Operations at and for the Period
            Ended March 14, 2002

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
Exhibit C   Applicant's 2000 Annual Report to Stockholders

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
Exhibit D   Applicant's June 30, 2001 Semi-Annual Report to Stockholders

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
Exhibit E   Applicant's 2001 Annual Report to Stockholders

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
Exhibit F   Secretary's Certificate

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
Exhibit G   Verification of Application

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
Exhibit H   Proposed Form of Notice of Filing of Application

----------- --------------------------------------------------------------------

Exhibit A

Applicant's 2000 Proxy Statement to Stockholders filed with the Securities and Exchange Commission on October 17, 2000, accession number 0001023714-00-000033.

                                                                       Exhibit B


                                Bexil Corporation
                      STATEMENT OF ASSETS AND LIABILITIES
                                   (Unaudited)
                                 March 14, 2002

ASSETS:                                                           Amount
                                                           ---------------------
Cash and U.S. Government Securities
        (Cost:$5,836,843)                                           $ 6,041,190
Investments at market value
        (cost: $3,325,000)                                            3,292,500
Interest receivable                                                      16,372
Other assets                                                              1,100
                                                           ---------------------
Total assets                                                          9,351,162

LIABILITIES:
Demand note payable                                                           -
Accounts payable and accrued expenses                                   114,034
                                                           ---------------------
                                                           ---------------------
Total liabilities                                                       114,034
                                                           ---------------------

NET ASSETS: (applicable to 836,816
shares outstanding: 10,000,000
shares of $.01 par value authorized)                                $ 9,237,128
                                                           =====================

NET ASSET VALUE PER SHARE
($9,237,128 ./. 836,816 shares
outstanding)                                                          $    11.04

At March 14, 2001, net assets consisted of:
Paid-in capital
Net unrealized appreciation                                        $ 10,018,063
  on investments                                                         50,601
Accumulated net realized loss                                          (831,536)
                                                           ---------------------
                                                                    $ 9,237,128
                                                           =====================


---------------------------------------------------------------------------------------------------------------------------
Bexil Corporation
Schedule of Portfolio Investments
March 14, 2002

                                                                     Market      Percentage
                                                                     Value         Assets          Net assets
-------------------------------------------------------------------------------------------------------------
Par Value     Cash and U.S. Government Obligations
-------------------------------------------------------------------------------------------------------------
$  121,247    Overnight Repurchase Agreement due 3/15/2002      $  121,247
   500,000    U.S.Treasury Note 4.75% due 2/15/04                  511,426
 2,000,000    U.S.Treasury Note 6.50% due 2/15/10                2,144,610
 3,300,000    U.S.Treasury Note 3.00% due 2/29/04                3,263,907
                                                                ----------
                                                                 6,041,190         64.60%

Shares       Common Stock
-------------------------------------------------------------------------------------------------------------
       500   York Insurance Services Group, Inc.*                3,000,000         32.08%           32.48%
   100,000   Safety Intelligence Systems Corp*                     292,500
                                                                ----------
                                                                 3,292,500         35.21%
                                                                ----------
                              Total                             $9,333,690
                                                                ===========

 * Security is not publicly traded                                         Total  9,351,162        9,237,128
-------------------------------------------------------------------------------------------------------------


                                Bexil Corporation
                             STATEMENT OF OPERATIONS
                                   (Unaudited)
                 For the seventy three days ended March 14, 2002

INVESTMENT INCOME:

Interest                                                                 50,453
Dividends                                                                 9,533
                                                           ---------------------
Total investment income                                                  59,986
EXPENSES:
Professional                                                             21,330
Salaries                                                                 40,515
Directors                                                                 6,046
Custodian                                                                 4,800
Transfer agent                                                            4,575
Registration                                                              1,040
Printing                                                                  2,200
Other                                                                     3,987
    Total operating expenses                                             84,493
Loan interest and fees                                                      513
                                                           ---------------------
    Total expenses                                                       85,006
                                                           ---------------------
Net investment results                                                  (25,020)
                                                           =====================

Exhibit C

Applicant's 2000 Annual Report to Stockholders filed with the Securities and Exchange Commission on March 6, 2001, accession number 0000950109-01-000627.

Exhibit D

Applicant's June 30, 2001 Semi-Annual Report to Stockholders filed with the Securities and Exchange Commission on August 23, 2001, accession number 0000950130-01-504087.

Exhibit E

Applicant's 2001 Annual Report to Stockholders filed with the
Securities and Exchange Commission on March 11, 2002, accession number 0000930413-02-000906.

                                                                       Exhibit F



                            Certificate of Secretary


        I, Monica Pelaez, hereby state that I am the duly elected Secretary of Bexil Corporation, and as said Secretary do hereby certify that the following is a resolution duly adopted by the Board of Directors of Bexil Corporation at a meeting held on March 6, 2002 and that said resolution has not been amended or modified and is in full force and effect:

        RESOLVED, that the President and the Secretary of the Corporation are hereby authorized to prepare and file an application to the Securities and Exchange Commission for an order under Section 8(f) of the Investment Company Act of 1940 declaring that the Corporation has ceased to be an investment company and terminating its registration under the Investment Company Act of 1940.



                                        /s/ Monica Pelaez
                                        -----------------
                                            Monica Pelaez
                                            Secretary


April 8, 2002

                                                                       Exhibit G

                           Verification of Application


STATE OF NEW YORK County of New York, ss:


        The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated April 8, 2002 for and on behalf of Bexil Corporation; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                               /s/ Thomas Winmill
                               ------------------
                                   Thomas Winmill
                                   President


        Subscribed and sworn to before me a notary public this 8th day of April, 2002.


                                  /s/ Irene Kawczynski
                                  -------------------------------
                                  Notary Public

                                                                       Exhibit H

                     Proposed Form of Notice of Application


SECURITIES AND EXCHANGE COMMISSION
Ref. No. IC-___________________

Bexil Corporation

Notice of Application

[date]

Agency:  Securities an Exchange Commission ("SEC").

Action: Notice of application for deregistration under Section 8(f) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Bexil Corporation (the "Applicant") seeks an order declaring that it has ceased to be an investment company.

Filing Date:  The application was filed on April 8, 2002.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on _______________, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Bexil Corporation, 11 Hanover Square, New York, NY 10005-3452.

For Further Information Contact:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
----------------------------------------------.

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee from the SEC's Public Reference Branch, 450 Fifth Street, N.W., Washington DC 20549 (telephone (202) 942-8090).

Applicant's Representations:

        1. Applicant currently is a closed-end registered investment company. From 1986 through 1996, Applicant's predecessor operated as a diversified series of shares of Bull & Bear Funds II, Inc., an open-end management investment company organized in 1974. Applicant was incorporated under the laws of the State of Maryland as "Bull & Bear U.S. Government Securities Fund, Inc." on August 30, 1996. On September 27, 1996 Applicant registered as a separate investment company with the Securities and Exchange Commission ("Commission") by filing a Form N-8A and Form N-2 and on October 4, 1996 its predecessor transferred its assets and liabilities at net asset value to Applicant in exchange for the same number and aggregate net asset value of voting common stock in Applicant as the number and aggregate net asset value of the shares held by the predecessor's shareholders.

        2. At the November 28, 2000 annual meeting of stockholders("2000 Meeting"), Applicant's stockholders approved proposals to: (a) change the nature of Applicant's business so as to cease to be an investment company pursuant to
Section 13(a)(4) of the Investment Company Act of 1940 (the "Act"); (b) amend Applicant's fundamental investment policy regarding concentration so that Applicant could invest 25% or more of its total assets in the securities of issuers in the technology, manufacturing and/or services industries; and (c) amend Applicant's charter in order to eliminate references to the Act.

        3. In the proxy materials for the 2000 Meeting, Applicant disclosed that, should Applicant's stockholders vote to change the nature of Applicant's business so as to cease to be an investment company, (a) Applicant intended to operate businesses directly or through companies in which it held a majority or otherwise controlling interest; and (b) as soon as it became eligible to do so based upon the nature of its business, Applicant intended to apply for an order from the SEC finding and declaring that it has ceased to be an investment company. Applicant further disclosed that it intended to concentrate its investments in the technology, manufacturing, and/or services industries.

        4. Since the 2000 Meeting, Applicant has consistently informed its stockholders and the public of Applicant's intentions with respect to the change from an investment company to an operating company in its press releases and annual and semi-annual reports to stockholders.

        5. At its June 13, 2001 meeting, Applicant's Board of Directors terminated Applicant's management contract with an outside adviser and authorized Applicant's officers to manage Applicant's business affairs from that point forward. Applicant's officers currently spend a relatively minimal amount of time that they devote to Applicant's business engaged in managing Applicant's portfolio. Rather, substantially all of management's time is spent on (a) conducting a business review, development and acquisition program for operating businesses, including privately owned companies and start-ups, and (b) performing such work as may be necessary to implement the program and thereafter operate the businesses acquired.

        6. On December 12, 2001 and on March 6, 2002, Applicant's Board of Directors voted to amend and eliminate a number of Applicant's non-fundamental investment policies and adopted a policy providing that Applicant would seek to achieve its investment objective by investment in operating businesses, U.S. Government securities, cash and/or cash equivalents, as the officers of Applicant deem appropriate, in order to transition to an operating company.

        7. On January 18, 2002, Applicant purchased 50% of the voting securities of York Insurance Services Group, Inc. ("York"), a newly-formed Delaware corporation. On that same date, York purchased all of the outstanding stock of certain subsidiaries of AIG Insurance Services, Inc., a Delaware corporation; these subsidiaries serve as independent adjustment companies and third-party administrators providing claims, data, and risk-related services to insurers, insureds, and intermediaries located throughout the United States.

        8. As of March 14, 2002, Applicant had liquidated substantially all of its portfolio of "investment securities" as defined in Section 3(a) of the Act (i.e., excluding U.S. Government securities and cash). As of such date, Applicant's total assets were comprised of its York business, U.S. Government securities, cash or cash equivalents, receivables and other assets, and 3.1% of "investment securities." The U.S. Government securities, cash, and cash equivalents held by Applicant are being used for working capital, liquidity for other potential corporate acquisitions pursuant to Applicant's business plan, and for general corporate purposes.

        9. From the date of the closing of the York purchase (January 18, 2002) to March 14, 2002, approximately 63% of Applicant's gross income was derived from assets that are not investment securities as that term is defined in
Section 3(a) of the Act, primarily U.S. Government securities. Although approximately 37% of Applicant's gross income was derived from "investment securities," all such investment securities contributing to gross income in this period have been sold.

        10. Based on the current composition of Applicant's portfolio of "investment securities," Applicant has represented that Applicant anticipates that less than 1% of its gross income from March 14, 2002 through the end of the calendar year will be derived from "investment securities." Applicant has represented further that Applicant intends to manage its assets and any future cash earnings to exclude Applicant from the definition of an "investment company" under the Act.

        11. Applicant's Board of Directors has determined that it is in the best interests of Applicant and its stockholders that Applicant no longer be regulated as an investment company. In resolving that Applicant should move forward to terminate its registration as an investment company, the Board considered several factors. In particular, the Board determined that enabling Applicant to use a large percentage of its assets to own, through internal development or acquisition, majority stakes in new and small businesses (including privately owned companies) could lead to superior results over time and increased returns to stockholders, and could minimize or eliminate the discount to net asset value at which Applicant's shares typically trade. Applicant believes further that if no longer subject to bookkeeping, recordkeeping and compliance provisions of the Act, as an operating company, it will have greater potential to achieve flexibility and efficiency in operating and expanding its businesses.

Applicant's Legal Analysis:

        1. Applicant asserts that it no longer meets the definition of an investment company under the Act and continued registration as an investment company under the Act is no longer necessary to provide sufficient protection to the stockholders of Applicant because: (a) Applicant is not, and no longer holds itself out as being, engaged primarily in the business of investing, reinvesting, or trading in securities; and (b) Applicant does not own and does not propose to acquire "investment securities" (as that term is defined in Section 3(a) of the Act) whose value exceeds 40 percent or more of the value of Applicant's total assets on a unconsolidated basis.

        2. Section 3(a)(1)(A) of the Act defines an investment company as an issuer which "is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities."

        3. Section 3(a)(1)(C) of the Act defines an investment company as an issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis." To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire investment securities having a value exceeding 40 percent of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

        4. Section 3(a)(2) of the Act provides, in pertinent part, that "As used in this section, "investment securities" includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)." Section 2(a)(24) of the Act states that the term "majority-owned subsidiary" of a person means a "company 50% or more of the outstanding voting securities of which are owned by such person . . . ."

        5. Applicant asserts that it is no longer an investment company as defined in Section 3(a)(1)(A) of the Act because Applicant is no longer primarily engaged in the business of investing and reinvesting in securities and no longer holds itself out as being so engaged.

        6. Applicant states that it currently is engaged in the business of providing claims, data, and risk-related services to insurers, insureds, and intermediaries located throughout the United States, as well as conducting a business review, development, and acquisition program for operating businesses, including privately-owned companies and start-ups, and performing such work as may be necessary to implement the program and thereafter operate the businesses acquired. Further, Applicant states that it has clearly and consistently indicated to the public and its stockholders its intention to cease being a registered investment company; has made additional statements to the public and its stockholders in press releases and annual reports concerning its ceasing to operate as an investment company; has terminated its investment management agreement with its investment adviser; and has shifted to the internalized management structure traditionally utilized by operating companies.

        7. Applicant asserts that Applicant no longer qualifies as an investment company as defined in Section 3(a)(1)(C) of the Act because Applicant's investment securities represent less than 40% of the value of its total assets, and because Applicant represents that it does not propose to acquire "investment securities" having a value exceeding 40% of its total assets.

        8. According to Applicant's unaudited statement of asset and liabilities at March 14, 2002, Applicant does not own, and states that it does not propose to acquire, "investment securities" having a value exceeding 40% of the value of its total assets. At March 14, 2002, Applicant's investment securities, totaling $292,500, represented only 3.1% of Applicant's total assets. Approximately 90.6% of Applicant's total assets, excluding U.S. Government securities, cash and cash equivalents, are represented by Applicant's ownership of 50% of the outstanding securities of York, which securities do not constitute "investment securities" for purposes of Section 3(a)(2). Applicant states that it anticipates that its holdings of U.S. Government securities, cash and cash equivalents will be used as working capital, liquidity for other potential corporate acquisitions pursuant to Applicant's business plan, and for general corporate purposes.

        9. After entry of the order by the SEC, Applicant states that it will continue to be a publicly-held company and will continue to be subject to the reporting and other requirements of the Securities Exchange Act of 1934 ("1934 Act"). Applicant, therefore, believes that its compliance with the requirements of the 1934 Act will provide sufficient protection of its stockholders to make continued registration as an investment company under the Act unnecessary.

For the SEC, by the Division of Investment Management, under delegated authority.